FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc. (the “Company”)
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

The material change was announced on January 11, 2007, to take effect April 27, 2007.

Item 3.	News Release:

A news release announcing the material change was issued on January 11, 2007 for Canadian and U.S. distribution through PrimeNewswire.

Item 4.	Summary of Material Change:

The Company will consolidate its bottling plant operations into the Edmonton facility.

Item 5.	Full Description of Material Change:

The Company will consolidate its plant operations into the Edmonton facility, where it owns the land and building. The Company believes that it can more efficiently and effectively manage its bottling under one roof. Amongst the benefits of this change are anticipated annual seven figure reductions in overhead costs, the ability to have a greater impact on larger volumes of business by individual capital improvements and the centralizing of the corporate TrueBlue® 64oz production. Using the faster Vancouver equipment on the existing Edmonton lines will provide the Company with approximately 35% in available capacity to support the ongoing growth of its brands and customers, with the ability to add yet another line by expanding the building footprint. That change should be completed by the end of Q1 fiscal 2007.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

January 11, 2007